SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

P.E.
6-3-02

For the month of June 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 6/17/02

By: ______________________________

Name: Luis Filipe Saraiva Castel-Branco de Avelar
Title: Executive Officer

TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CVM No. 1771-0

C.N.P.J. No. 02.558.074/0001-73
N.I.R.E. 35.300.158.792

RELEVANT FACT

1. - Telesp Celular Participações S.A. hereby announces that, in order to encourage investors participation, a Board of Directors' meeting was held on June 17, 2002 to review the terms and conditions of the Company's capital increase, which was approved by the Board of Directors on March 7, 2002, as per the Relevant Fact dated March 8, 2002.

2. - The Board of Directors resolved, in accordance with article 8, paragraph 1, item III of Law No. 10,303 of October 31, 2001, not to equalize the proportion of common and preferred shares, as permitted by paragraph 2 of article 15 of Law No. 6,404 of December 15, 1976. In this case, all shareholders would have preemptive rights to subscribe for new shares to be issued in connection with the capital increase in proportion to their respective holdings in the Company's capital stock, pursuant to article 171, paragraph 1(b) of Law No. 6,404 of December 15, 1976.

3. - The Company plans to file with the Securities and Exchange Commission an amended Registration Statement on Form F-3 to reflect the changes in the terms and conditions of the capital increase.

4. - The final terms and conditions for the issuance of the new shares, including the issue price of the new shares and the number of common and preferred shares to be issued will be determined by the Company's Board of Directors at a meeting to be held promptly after review of the Company's Registration Statement on Form F-3 by the Securities and Exchange Commission is complete.

5. - All other terms and conditions for the capital increase by private subscription to the Company's new shares remain as there were presented in the Relevant Fact dated March 8, 2002.

São Paulo, June 17, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.
Maria Paula de Almeida Martins Canais
Investors Relations Director

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Any public offering of securities of the Company in the United States will be made by means of a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, that may be obtained from the Company at Rua Abílio Soares, 409, 04005-001 Sao Paulo, Brazil or from the information agent, D.F. King & Co., Inc. at 77 Water Street, New York, New York 10005.